Exhibit 99.3

All,

On behalf of our Board of Directors, I am pleased to share with you that Mid Penn Bancorp, Inc. (MPB) has agreed to merge with First Priority Financial Corp. (First Priority), with MPB being the surviving entity. First Priority’s footprint is based in southeastern Pennsylvania, including Chester, Berks, Montgomery and Bucks counties. First Priority has approximately $610 million in assets and seven retail locations. Following completion of the merger, First Priority Bank will be merged into Mid Penn Bank and will operate as “First Priority Bank, a division of Mid Penn Bank.”

The resulting company will have approximately $2.2 billion in assets, $1.8 billion in deposits and $1.6 billion in loans; will expand to approximately 37 retail locations in 12 PA counties; and will employ approximately 350 team members.

News of this merger was shared today at a meeting held at Colonial Country Club in Harrisburg. The news has also been shared with the First Priority employees, and a press release has been issued.

While this merger is subject to customary closing conditions, including regulatory and shareholder approvals, we anticipate that the deal will close in the third quarter of 2018. Attached you will find the presentation from today’s meeting with additional details of the merger. There will be more information available in the months to come as this process continues.

We kicked off 2018 by completing our merger with Scottdale and opening a new retail location in Halifax. With this announcement and the pending system conversion in Scottdale, it is shaping up to be another very busy year.

The markets served by First Priority are dynamic and should provide great opportunity to expand our brand of community banking. It’s going to take a full team effort to make 2018 our best year yet, but I know it is possible.

Thank you for your continued hard work. It is the catalyst of our success. I speak on behalf of our entire executive team when I say that we have THE best team. If you have any questions about the information being shared in this email, do not hesitate to contact me directly.

Rory G. Ritrievi

President and CEO

Special Cautionary Notice Regarding Forward-Looking Statements

This email contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, expectations or predictions of future financial or business performance, conditions relating to Mid Penn and First Priority, or other effects of the proposed merger on Mid Penn and First

Priority. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements are made only as of the date of this email, and neither Mid Penn nor First Priority undertakes any obligation to update any forward-looking statements contained in the email or the presentation included therewith to reflect events or conditions after the date hereof. Actual results may differ materially from those described in any such forward-looking statements.

In addition to factors previously disclosed in the reports filed by Mid Penn and First Priority with the SEC and those identified elsewhere in this email, the following factors, among others, could cause actual results to differ materially from forward looking statements or historical performance: the ability to obtain regulatory approvals and satisfy other closing conditions to the merger, including approval by shareholders of Mid Penn and First Priority; the timing of closing the merger; difficulties and delays in integrating the business or fully realizing cost savings and other benefits; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of products and services; customer borrowing, repayment, investment and deposit practices; competitive conditions; economic conditions, including downturns in the local, regional or national economies; the impact, extent and timing of technological changes; changes in accounting policies or practices; changes in laws and regulations; and other actions of the Federal Reserve Board and other legislative and regulatory actions and reforms.

Important Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of First Priority and Mid Penn for their consideration and approval. In connection with the proposed transaction, Mid Penn will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a joint proxy statement/prospectus and other relevant documents to be distributed to the shareholders of Mid Penn and First Priority. Investors are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other flings containing information about Mid Penn and First Priority, free of charge from the SEC’s Internet site (www.sec.gov), or by contacting Mid Penn Bancorp, Inc., 349 Union Street, Millersburg, Pennsylvania 17061, attention: Investor Relations (telephone (717) 692-7105); or First Priority Financial Corp., 2 West Liberty Boulevard, Suite 104, Malvern, Pennsylvania 19355, attention: Investor Relations (telephone (610) 280-7100). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.

Mid Penn, First Priority and their respective directors, executive officers, and certain other members of management and employees may be soliciting proxies from Mid Penn and First Priority shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mid Penn and First Priority shareholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Mid Penn’s executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s Internet site (www.sec.gov). Information about First Priority’s executive officers and directors is set forth in its most recent annual report on Form 10-K filed with the SEC, which is available at the SEC’s Internet site. You can also obtain free copies of these documents from Mid Penn or First Priority, as appropriate, using the contact information above.